FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, April 30, 2026

FINANCIAL RESULTS FOR THE FIRST QUARTER
(Note:    All dollar amounts in this news release are expressed in U.S. dollars except as otherwise noted. The financial results are derived from unaudited interim consolidated financial statements for the three months ended March 31, 2026 prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards") applicable to the preparation of interim financial statements, including International Accounting Standard 34 Interim Financial Reporting. This news release contains certain non-GAAP and other financial measures, including underwriting profit (loss), adjusted operating income (loss), gross premiums written, net premiums written, combined ratio (both discounted and undiscounted), book value per basic share, total debt to total capital ratio excluding non-insurance companies and excess (deficiency) of fair value over carrying value, that do not have a prescribed meaning under IFRS Accounting Standards and may not be comparable to similar financial measures presented by other issuers. See "Glossary of non-GAAP and other financial measures" at the end of this news release and in the company's Interim Report for the three months ended March 31, 2026 for further details.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces net earnings of $695.7 million ($31.11 net earnings per diluted share) in the first quarter of 2026 compared to net earnings of $945.7 million ($42.70 net earnings per diluted share) in the first quarter of 2025. Book value per basic share at March 31, 2026 was $1,250.14 compared to $1,260.19 at December 31, 2025 (an increase of 0.5% adjusted for the $15 per common share dividend paid in the first quarter of 2026).
"In the first quarter of 2026 our property and casualty insurance and reinsurance operations produced adjusted operating income of $1,213.4 million, up significantly from $685.5 million in the first quarter of 2025, reflecting improved underwriting performance, increased share of profit of associates and increased interest and dividend income. Our underwriting performance in the first quarter of 2026 was strong, reflecting disciplined underwriting across our businesses that resulted in our property and casualty insurance and reinsurance companies reporting a consolidated combined ratio of 94.1% and consolidated underwriting profit of $381.6 million, on an undiscounted basis. Gross premiums written increased by 4.1% and net premiums written by 4.2%, both reflecting growth in our International insurance and reinsurance companies.
"Net losses on investments of $385.9 million in the first quarter of 2026 principally comprised mark‑to‑market losses on bonds of $363.9 million due to increased interest rates. This compared to net gains on investments of $1,056.1 million in the first quarter of 2025. As we have said in the past, we expect our investments to perform well over the long term, but our net gains will fluctuate from quarter to quarter.

"During the quarter we purchased 374,883 subordinate voting shares for cancellation for cash consideration of $631.3 million, or $1,684 per share.

"We expect to close two significant transactions in the second quarter of 2026 – the sale of 23.1% of Poseidon for approximately $1.9 billion for a pre-tax gain of approximately $837 million and the proposed sale of the Eurolife Life Operations to Eurobank for approximately $935 million for a pre-tax gain of approximately $350 million. We will retain ownership of 22.2% of Poseidon", said Prem Watsa, Chairman and Chief Executive Officer.
FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

The table below presents the sources of the company's net earnings in a segment reporting format which the company has consistently used as it believes it assists in understanding Fairfax:

	First quarter
	2026	2025
	($ millions)
Gross premiums written	8,809.3	8,474.0
Net premiums written	7,119.2	6,843.1
Net insurance revenue	6,454.9	6,153.0

Sources of net earnings
Operating income - Property and Casualty Insurance and Reinsurance:
Insurance service result:
North American Insurers	293.2	269.7
Global Insurers and Reinsurers	665.7	225.2
International Insurers and Reinsurers	141.3	114.2
Insurance service result	1,100.2	609.1
Other insurance operating expenses	(266.2)	(252.2)
Interest and dividends	561.2	516.2
Share of profit of associates	270.6	72.4
Operating income - Property and Casualty Insurance and Reinsurance	1,665.8	945.5
Operating income - Life insurance and Run-off	50.7	21.1
Operating income (loss) - Non-insurance companies	36.9	(41.1)
Net finance expense from insurance contracts and reinsurance contract assets held	(137.7)	(604.6)
Net gains (losses) on investments	(385.9)	1,056.1
Interest expense	(211.6)	(190.4)
Corporate overhead and other	23.5	(20.9)
Earnings before income taxes	1,041.7	1,165.7
Provision for income taxes	(304.5)	(212.7)
Net earnings	737.2	953.0

Attributable to:
Shareholders of Fairfax	695.7	945.7
Non-controlling interests	41.5	7.3
	737.2	953.0
The table below presents the insurance service result for the property and casualty insurance and reinsurance operations reconciled to underwriting profit, a key performance measure used by the company and the property and casualty industry in which it operates. The reconciling adjustments are principally (i) other insurance operating expenses, as presented in the consolidated statement of earnings, (ii) the effects of discounting losses and ceded losses on claims recorded in the period and (iii) the effects of changes in the risk adjustment, the latter two of which are included in insurance service expenses and recoveries of insurance service expenses in the consolidated statement of earnings.

	First quarter
Property and Casualty Insurance and Reinsurance	2026	2025
	($ millions)
Insurance service result	1,100.2	609.1
Other insurance operating expenses	(266.2)	(252.2)
Discounting of losses and ceded losses on claims recorded in the period	(437.3)	(465.4)
Changes in the risk adjustment and other	(15.1)	205.4
Underwriting profit	381.6	96.9
Interest and dividends	561.2	516.2
Share of profit of associates	270.6	72.4
Adjusted operating income	1,213.4	685.5

Net Earnings
Highlights for the first quarter of 2026 (with comparisons to the first quarter of 2025 except as otherwise noted) include the following:
•Net premiums written by the property and casualty insurance and reinsurance operations increased by 4.2% to $7,058.0 million from $6,774.6 million, primarily reflecting strong growth in the International Insurers and Reinsurers reporting segment, driven mainly by growth in medical and motor lines at Gulf Insurance from new business and rate increases, and growth in the Global Insurers and Reinsurers reporting segment, principally reflecting growth in key segments at Allied World and Brit.
•Underwriting profit of the company's property and casualty insurance and reinsurance operations increased to $381.6 million from $96.9 million in 2025, and the undiscounted combined ratio improved to 94.1% from 98.5% in 2025, primarily reflecting lower current period catastrophe losses of $119.3 million (2025 - $781.3 million, primarily related to the California wildfires) and growth in business volumes, partially offset by lower net favourable prior year reserve development of $86.1 million (2025 - $219.1 million).
•The consolidated statement of earnings included a net loss of $184.4 million (2025 – a net benefit of $120.1 million) from the effects of changes in discount rates, which reflected net losses on bonds of $363.9 million (2025 - net gains of $388.4 million), partially offset by net gains on insurance contracts and reinsurance contract assets held of $179.5 million (2025 - net losses of $268.3 million), recorded in net finance expense from insurance contracts and reinsurance contracts held.
•Consolidated interest and dividends increased from $606.5 million in 2025 to $662.1 million of which $561.2 million (2025 - $516.2 million) was earned by the investment portfolios of the property and casualty insurance and reinsurance operations. At March 31, 2026 the company's insurance and reinsurance companies held portfolio investments of $70.7 billion (excluding Fairfax India's portfolio of $1.9 billion), of which $7.0 billion was in cash and short term investments and $36.7 billion was in government and high quality corporate bonds, representing 10.0% and 52.0%, respectively, of those portfolio investments.
•Consolidated share of profit of associates of $371.5 million (2025 - $128.6 million) principally reflected share of profit of $128.6 million from Eurobank, $116.6 million from Waterous Energy Fund III and $76.8 million from Poseidon.
•Net losses on investments of $385.9 million consisted of the following:

	First quarter of 2026
	($ millions)
	Realized gains	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Equity exposures	21.5	(103.3)	(81.8)
Bonds	63.1	(427.0)	(363.9)
Other	19.5	40.3	59.8
	104.1	(490.0)	(385.9)
Net losses on equity exposures of $81.8 million included net losses of $341.8 million on the company's continued holdings of equity total return swaps on 1,760,355 Fairfax subordinate voting shares with an original notional amount of $664.0 million (Cdn$846.1 million) or $377.19 (Cdn$480.62) per share, partially offset by net gains on common stocks of $132.9 million.
Net losses on bonds of $363.9 million principally reflected net losses on U.S. treasuries and on certain other government bonds as a result of modest increases in interest rates during the quarter. The company's fixed income portfolio has an average term to maturity of 3 years and continues to be conservatively positioned with 76% of the fixed income portfolio invested in U.S. treasury and other government bonds, 13% in high quality corporate bonds, primarily short-dated, and 11% in first mortgage loans.

Net gains on other of $59.8 million principally reflected net gains of $136.2 million on foreign currency, partially offset by unrealized losses of $69.6 million on the company's holdings of Digit compulsory convertible preferred shares.
•The non-insurance companies reported improved operating income of $36.9 million primarily reflecting strong share of profit of associates at Fairfax India, partially offset by non-recurring expenses at AGT in connection with its initial public offering.
Other Key Financial Highlights
•At March 31, 2026 the holding company held $2.5 billion of cash and marketable securities and an additional $2.1 billion, at fair value, of investments in associates and consolidated non-insurance companies.
•At March 31, 2026 the excess of fair value over carrying value of investments in non-insurance associates and market traded consolidated non-insurance subsidiaries, which is not reflected in the company's book value per basic share, increased to $3.9 billion from $3.1 billion at December 31, 2025, primarily as a result of an increase in the market value of the company's investment in Poseidon, reflecting the fair value of the announced sales transaction.
•On March 10, 2026 the company announced that it entered into agreements to sell an aggregate equity interest of approximately 23.1% of Poseidon Corp. (“Poseidon”), for aggregate proceeds of approximately $1.9 billion. The pre-tax gain on closing is approximately $837 million, with closing expected to be in the second quarter of 2026. Following the sales, Fairfax will retain an equity ownership of approximately 22.2% of Poseidon and will continue to apply the equity method of accounting to its retained investment.
•On March 9, 2026 AGT completed a Cdn$450 million offering of its common shares at Cdn$23 per share. Immediately prior to closing of the offering the company exercised its AGT equity warrants at Cdn$22.50 per common share for aggregate consideration of Cdn$340.0 million in exchange for settlement of a Cdn$340.0 million loan receivable from AGT. Concurrent with closing, the company also subscribed for Cdn$200 million of AGT common shares in a private placement at Cdn$23 per share. The company continues to control AGT, with an equity interest of 55.8%.
•The company’s previously announced proposed sale of its Eurolife Life Operations to Eurobank is expected to close in the second quarter of 2026 and the company has classified assets of $3.3 billion and liabilities of $3.5 billion related to the Eurolife Life Operations as held for sale at March 31, 2026 in its consolidated balance sheet. The pre-tax gain on closing is currently estimated at approximately $350 million.
•At March 31, 2026 the company had drawn $300.0 million on its revolving credit facility.
•The company's total debt to total capital ratio, excluding non-insurance companies increased to 27.8% at March 31, 2026 from 26.2% at December 31, 2025, primarily reflecting issuances of unsecured senior notes of $476.6 million (Cdn$650.0 million) and decreased common shareholders' equity (principally purchases of 374,883 subordinate voting shares for cancellation at an aggregate cost of $631.3 million ($1,683.97 per share), payment of common share dividends of $329.1 million and foreign currency translation losses of $238.7 million, partially offset by net earnings attributable to shareholders of Fairfax of $695.7 million). Subsequent to March 31, 2026, the company redeemed at maturity its $91.8 million principal amount of 8.30% unsecured senior notes due April 15, 2026, and announced its intention to redeem, on May 29, 2026, all of its outstanding Cdn$450.0 million principal amount of 4.70% unsecured senior notes due December 16, 2026.
•At March 31, 2026 there were 20,624,032 common shares effectively outstanding, representing a decrease of 1.1% from the 20,856,086 common shares effectively outstanding at December 31, 2025.

Consolidated balance sheet, earnings and comprehensive income information, together with segmented premium and combined ratio information, follow and form part of this news release.

As previously announced, Fairfax will hold a conference call to discuss its first quarter 2026 results at 8:30 a.m. Eastern time on Friday May 1, 2026. The call, consisting of a presentation by the company followed by a question period, may be accessed at 1 (800) 369-2143 (Canada or U.S.) or 1 (312) 470-0063 (International) with the passcode "FAIRFAX". A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, May 29, 2026. The replay may be accessed at 1 (800) 391-9851 (Canada or U.S.) or 1 (203) 369-3268 (International).
Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.
For further information, contact:        John Varnell
        Vice President, Corporate Development
        (416) 367-4941

CONSOLIDATED BALANCE SHEETS
as at March 31, 2026 and December 31, 2025
(US$ millions except per share amounts)

	March 31, 2026	December 31, 2025
Assets
Holding company cash and investments (including assets pledged for derivative obligations – $214.2; December 31, 2025 – $207.8)	2,452.7	2,724.9
Insurance contract receivables	961.7	1,006.2

Portfolio investments
Subsidiary cash and short term investments (including restricted cash and cash equivalents – $679.3; December 31, 2025 – $640.4)	7,039.5	8,979.2
Bonds (cost $42,061.4; December 31, 2025 – $39,655.2)	42,091.0	39,988.8
Preferred stocks (cost $951.0; December 31, 2025 – $957.4)	2,123.4	2,307.4
Common stocks (cost $7,760.0; December 31, 2025 – $7,926.0)	9,232.5	9,204.0
Investments in associates (fair value $10,015.3; December 31, 2025 – $11,057.7)	7,430.3	8,362.3
Investment in associate held for sale (fair value $1,907.0; December 31, 2025 – nil)	1,070.5	—
Derivatives and other invested assets (cost $1,570.0; December 31, 2025 – $1,312.7)	1,974.2	1,764.3
Assets pledged for derivative obligations (cost $164.7; December 31, 2025 – $187.2)	166.5	190.8
Fairfax India cash, portfolio investments and associates (fair value $3,167.5; December 31, 2025 – $3,685.1)	1,868.7	2,125.0
	72,996.6	72,921.8

Assets held for sale	3,299.9	3,445.9
Reinsurance contract assets held	11,240.7	11,251.0
Deferred income tax assets	416.4	367.1
Goodwill and intangible assets	8,223.2	8,339.4
Other assets	7,798.6	7,731.4
Total assets	107,389.8	107,787.7

Liabilities
Accounts payable and accrued liabilities	5,988.7	6,119.7
Derivative obligations	456.2	786.9
Liabilities associated with assets held for sale	3,482.4	3,638.1
Deferred income tax liabilities	1,999.6	1,946.7
Insurance contract payables	376.1	338.3
Insurance contract liabilities	50,379.7	50,441.0
Borrowings – holding company and insurance and reinsurance companies	11,202.3	10,455.7
Borrowings – non-insurance companies	2,846.5	3,187.2
Total liabilities	76,731.5	76,913.6

Equity
Common shareholders’ equity	25,782.9	26,282.6
Preferred stock	231.7	231.7
Shareholders’ equity attributable to shareholders of Fairfax	26,014.6	26,514.3
Non-controlling interests	4,643.7	4,359.8
Total equity	30,658.3	30,874.1
	107,389.8	107,787.7

Book value per basic share	$1,250.14	$1,260.19

CONSOLIDATED STATEMENTS OF EARNINGS
for the three months ended March 31, 2026 and 2025
(US$ millions except per share amounts)

	First quarter
	2026	2025
Insurance
Insurance revenue	7,820.9	7,482.7
Insurance service expenses	(6,331.4)	(6,602.0)
Net insurance result	1,489.5	880.7
Cost of reinsurance	(1,366.0)	(1,329.7)
Recoveries of insurance service expenses	1,005.6	1,054.7
Net reinsurance result	(360.4)	(275.0)
Insurance service result	1,129.1	605.7
Other insurance operating expenses	(280.9)	(269.6)
Net finance expense from insurance contracts	(187.3)	(813.4)
Net finance income from reinsurance contract assets held	49.6	208.8
	710.5	(268.5)
Investment income
Interest and dividends	662.1	606.5
Share of profit of associates	371.5	128.6
Net gains (losses) on investments	(385.9)	1,056.1
	647.7	1,791.2
Other revenue and expenses
Non-insurance revenue	1,724.8	2,089.4
Non-insurance expenses	(1,721.5)	(2,147.7)
Interest expense	(211.6)	(190.4)
Corporate and other expenses	(108.2)	(108.3)
	(316.5)	(357.0)
Earnings before income taxes	1,041.7	1,165.7
Provision for income taxes	(304.5)	(212.7)
Net earnings	737.2	953.0

Attributable to:
Shareholders of Fairfax	695.7	945.7
Non-controlling interests	41.5	7.3
	737.2	953.0

Net earnings per share	$33.38	$46.10
Net earnings per diluted share	$31.11	$42.70
Cash dividends paid per share	$15.00	$15.00
Shares outstanding (000) (weighted average)	20,778	21,651

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three months ended March 31, 2026 and 2025
(US$ millions)

	First quarter
	2026	2025

Net earnings	737.2	953.0

Other comprehensive income (loss), net of income taxes

Items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign subsidiaries	(289.8)	50.1
Gains on hedge of net investment in Canadian subsidiaries	60.5	1.6
Gains (losses) on hedge of net investment in European operations	16.6	(33.3)
Share of other comprehensive income (loss) of associates, excluding net gains (losses) on defined benefit plans	(105.6)	92.7
Other	(0.7)	0.6
	(319.0)	111.7
Net unrealized foreign currency translation (gains) losses on associates reclassified to net earnings	(24.5)	0.9
	(343.5)	112.6
Items that will not be subsequently reclassified to net earnings
Net gains (losses) on defined benefit plans	14.3	(0.6)
Share of net gains (losses) on defined benefit plans of associates	0.7	(1.0)
Other	12.4	—
	27.4	(1.6)

Other comprehensive income (loss), net of income taxes	(316.1)	111.0
Comprehensive income	421.1	1,064.0

Attributable to:
Shareholders of Fairfax	468.4	1,056.4
Non-controlling interests	(47.3)	7.6
	421.1	1,064.0

SEGMENTED INFORMATION
(US$ millions)
Third party gross premiums written, net premiums written and combined ratios (on an undiscounted and discounted basis) for the property and casualty insurance and reinsurance operations (which excludes Life insurance and Run-off) in the first quarters ended March 31, 2026 and 2025 were as follows:

Gross Premiums Written	First quarter		% change year-over-year
	2026	2025
Northbridge	505.4	507.5	(0.4)%
Crum & Forster	1,415.1	1,455.1	(2.7)%
Zenith National	270.4	246.2	9.8%
North American Insurers	2,190.9	2,208.8	(0.8)%

Allied World	2,240.5	2,160.5	3.7%
Odyssey Group	1,524.1	1,542.1	(1.2)%
Brit	810.5	781.0	3.8%
Ki	227.6	203.8	11.7%
Global Insurers and Reinsurers	4,802.7	4,687.4	2.5%

International Insurers and Reinsurers	1,745.8	1,499.3	16.4%

Property and casualty insurance and reinsurance	8,739.4	8,395.5	4.1%

Net Premiums Written	First quarter		% change year-over-year
	2026	2025
Northbridge	450.2	438.0	2.8%
Crum & Forster	1,064.2	1,122.1	(5.2)%
Zenith National	278.9	253.3	10.1%
North American Insurers	1,793.3	1,813.4	(1.1)%

Allied World	1,740.5	1,714.3	1.5%
Odyssey Group	1,465.4	1,492.4	(1.8)%
Brit	627.8	588.7	6.6%
Ki	181.2	173.7	4.3%
Global Insurers and Reinsurers	4,014.9	3,969.1	1.2%

International Insurers and Reinsurers	1,249.8	992.1	26.0%

Property and casualty insurance and reinsurance	7,058.0	6,774.6	4.2%

Combined Ratios	Undiscounted		Discounted
	First quarter		First quarter
	2026	2025	2026	2025
Northbridge	94.1%	92.1%	84.5%	84.3%
Crum & Forster	95.5%	95.4%	83.9%	84.9%
Zenith National	103.7%	106.3%	94.0%	92.6%
North American Insurers	96.0%	95.5%	85.1%	85.5%

Allied World	93.4%	95.7%	80.3%	84.3%
Odyssey Group	91.1%	105.8%	77.8%	102.2%
Brit	93.0%	97.6%	83.7%	97.0%
Ki	94.7%	98.3%	78.5%	84.0%
Global Insurers and Reinsurers	92.5%	100.4%	79.9%	93.1%

International Insurers and Reinsurers	95.8%	96.7%	87.3%	88.3%

Property and casualty insurance and reinsurance	94.1%	98.5%	82.8%	90.0%

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities regulations. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: our ability to complete acquisitions and other strategic transactions on the terms and timeframes contemplated, and to achieve the anticipated benefits therefrom; a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including unfavourable changes in interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our operating results and investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; an increase in the amount of capital that we and our subsidiaries are required to maintain and our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Bermuda, Canada or other jurisdictions in which we operate; risks associated with applicable laws and regulations relating to sanctions, anti-money laundering and corrupt practices in Canada and in foreign jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; financial reporting risks relating to deferred taxes associated with amendments to IAS 12 – Income Taxes; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; risks associated with Canadian or foreign tax laws, or the interpretation thereof; technological or other change that adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms that may adversely affect our insurance subsidiaries; risks associated with economic disruptions from global conflicts and the development of other geopolitical events worldwide; and risks associated with tariffs, trade restrictions, or other regulatory measures imposed by domestic or foreign governments that may, directly or indirectly, affect our business. Additional risks and uncertainties are described in our most recently issued Annual Report, which is available at www.fairfax.ca and on SEDAR+ at www.sedarplus.ca, and in our Base Shelf Prospectus (under "Risk Factors") filed with the securities regulatory authorities in Canada, which is available on SEDAR+ at www.sedarplus.ca. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

GLOSSARY OF NON-GAAP AND OTHER FINANCIAL MEASURES
Management analyzes and assesses the underlying insurance and reinsurance operations, and the financial position of the consolidated company, through various measures and ratios. Certain of the measures and ratios provided in this news release, which have been used consistently and disclosed regularly in the company's Annual Reports and interim financial reporting, do not have a prescribed meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other companies. Those measures and ratios are described below.
Underwriting profit (loss) – A measure of underwriting activity calculated as insurance service result with the effects of discounting for net claims recorded in the current period and changes in the risk adjustment and other excluded, and other insurance operating expenses deducted, as shown in the table on page 2 of this news release.
Operating income (loss) – This measure is used by the company as a pre-tax performance measure of operations that excludes net finance income (expense) from insurance contracts and reinsurance contract assets held, net gains (losses) on investments, interest expense and corporate overhead and other, and that includes interest and dividends and share of profit (loss) of associates, which the company consider to be more predictable sources of investment income. Operating income (loss) includes the insurance service result and other insurance operating expenses of the insurance and reinsurance operations and the revenue and expenses of the non-insurance companies. A reconciliation of operating income (loss) to earnings before income taxes, the most directly comparable IFRS measure, is presented in the table on page 2 of this news release.
Adjusted operating income (loss) – Calculated as the sum of underwriting profit (loss), interest and dividends and share of profit of associates, this measure is used in a similar manner to operating income (loss).
Gross premiums written – An indicator of the volume of new business generated, it represents the total premiums on policies issued by the company during a specified period, irrespective of the portion ceded or earned.
Net premiums written – A measure of the new business volume and insurance risk that the company has chosen to retain from new business generated, it represents gross premiums written less amounts ceded to reinsurers.
Undiscounted combined ratio – A traditional performance measure of underwriting results of property and casualty companies, it is calculated by the company as underwriting expense (comprised of losses on claims, commissions and other underwriting expenses) expressed as a percentage of net premiums earned. Net premiums earned is calculated as insurance revenue less cost of reinsurance, adjusted for net commission expense on assumed business and other. Underwriting expense is calculated as insurance service expenses less recoveries of insurance service expenses and other insurance operating expenses, adjusted for the effects of discounting, risk adjustment and other. The combined ratio is used by the company for comparisons to historical underwriting results, to the underwriting results of competitors and to the broader property and casualty industry, as well as for evaluating the performance of individual operating companies. The company may also refer to combined ratio points, which expresses, on an undiscounted basis, a loss that is a component of losses on claims, net, such as a catastrophe loss or prior year reserve development, as a percentage of net premiums earned during the same period.
Discounted combined ratio – A performance measure of underwriting results under IFRS 17, it is calculated by the company as net insurance service expenses expressed as a percentage of net insurance revenue. Net insurance service expenses is calculated as insurance service expenses less recoveries of insurance service expenses, and net insurance revenue is calculated as insurance revenue less cost of reinsurance, each as presented in the company's consolidated statements of earnings.
Book value per basic share – The company considers book value per basic share a key performance measure as one of the company’s stated objectives is to build long term shareholder value by compounding book value per basic share by 15% annually over the long term. This measure is calculated by the company as common shareholders' equity divided by the number of common shares effectively outstanding. Increase or decrease in book value per basic share adjusted for the $15.00 per common share dividend is calculated in the same manner except that it assumes the annual $15.00 per common share dividend paid in the first quarter of 2026 was not paid and book value per basic share at the end of the current reporting period would be higher as a result.
Total debt to total capital ratio, excluding non-insurance companies – The company uses this ratio to assess the amount of leverage employed in its operations. As the borrowings of the non-insurance companies are non-recourse to the Fairfax holding company, this ratio excludes the borrowings and non-controlling interests of the non-insurance companies in calculating total debt and total capital, respectively.

	March 31, 2026			December 31, 2025
	As presented in the consolidated balance sheet	Adjust for consolidated non-insurance companies	Excluding consolidated non-insurance companies	As presented in the consolidated balance sheet	Adjust for consolidated non-insurance companies	Excluding consolidated non-insurance companies
Total debt	14,048.8	2,846.5	11,202.3	13,642.9	3,187.2	10,455.7
Total equity	30,658.3	1,512.1	29,146.2	30,874.1	1,354.4	29,519.7
Total capital	44,707.1		40,348.5	44,517.0		39,975.4

Total debt to total capital ratio	31.4%		27.8%	30.6%		26.2%

Excess (deficiency) of fair value over carrying value – These pre-tax amounts, while not included in the calculation of book value per basic share, are regularly reviewed by management as an indicator of investment performance for the company's non-insurance associates and market traded consolidated non-insurance subsidiaries that are considered to be portfolio investments, which are Fairfax India, Thomas Cook India and Dexterra Group, and also AGT at March 31, 2026.
In the determination of this non-GAAP performance measure the fair value and carrying value of non-insurance associates at March 31, 2026 were $10,834.5 and $7,605.5 (December 31, 2025 - $9,913.7 and $7,456.9), which are the values included in the company's consolidated balance sheets as at March 31, 2026 and December 31, 2025. Excluded from this performance measure are (i) insurance and reinsurance associates and (ii) associates held by market traded consolidated non-insurance companies that are already included in the carrying values of those companies.
The fair values of market traded consolidated non-insurance companies are calculated as the company's pro rata ownership share of each subsidiary's market capitalization as determined by traded share prices at the financial statement date. The carrying value of each subsidiary represents Fairfax's share of that subsidiary's net assets, calculated as the subsidiary's total assets less total liabilities and non-controlling interests. All balances used in the calculation of carrying value are those included in the company's consolidated balance sheets as at March 31, 2026 and December 31, 2025.